Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 3 DATED APRIL 17, 2020
TO THE PROSPECTUS DATED FEBRUARY 28, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated February 28, 2020, supplement No. 1 dated March 10, 2020 and supplement No. 2 dated April 1, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of March 2020;
(3)	the transaction price for each class of our common stock as of April 30, 2020;
(4)	recent real property acquisitions and subscription for investment in limited partnership interests; and
(5)	updates to the “Risk Factors” section of our prospectus.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of March 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 396,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $7.1 million, consisting of approximately 324,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.8 million ($1.8 million in D Shares, $3.9 million in T Shares and $102,000 in I Shares), and approximately 72,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.3 million. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.0 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $865.7 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of March 2020 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
March 2, 2020	$17.74	$17.34	$17.34	$18.01
March 3, 2020	$17.74	$17.34	$17.34	$18.01
March 4, 2020	$17.74	$17.34	$17.34	$18.01
March 5, 2020	$17.74	$17.34	$17.34	$18.01
March 6, 2020	$17.74	$17.34	$17.34	$18.01
March 9, 2020	$17.74	$17.34	$17.34	$18.01
March 10, 2020	$17.74	$17.33	$17.34	$18.01
March 11, 2020	$17.73	$17.33	$17.33	$18.00
March 12, 2020	$17.73	$17.33	$17.33	$18.00
March 13, 2020	$17.73	$17.32	$17.33	$18.00
March 16, 2020	$17.72	$17.32	$17.32	$18.00
March 17, 2020	$17.72	$17.32	$17.32	$17.99
March 18, 2020	$17.71	$17.31	$17.31	$17.99
March 19, 2020	$17.71	$17.30	$17.31	$17.98
March 20, 2020	$17.70	$17.30	$17.30	$17.98
March 23, 2020	$17.70	$17.30	$17.30	$17.98
March 24, 2020	$17.71	$17.30	$17.30	$17.98
March 25, 2020	$17.71	$17.30	$17.31	$17.98
March 26, 2020	$17.73	$17.32	$17.33	$18.00
March 27, 2020	$17.73	$17.32	$17.33	$18.00
March 30, 2020	$17.73	$17.33	$17.33	$18.01
March 31, 2020	$17.74	$17.33	$17.34	$18.01
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on T Shares and S Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to the “Valuation Policies” section of the prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated monthly beginning April 1, 2020, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of May 1, 2020, and redemptions as of April 30, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$17.74
T Shares	$17.33
S Shares	$17.34
I Shares	$18.01

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

Recent Real Property Acquisitions and Subscription for Investment in Limited Partnership Interests
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 22 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 82 of the prospectus, and describes our real estate holdings as of March 31, 2020, and the activity that occurred subsequent to the activity as of February 29, 2020 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of March 31, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 127 properties, acquired for an aggregate purchase price of $895.2 million, located in 34 states, consisting of five anchored shopping centers, 100 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between March 1, 2020 and March 31, 2020.
Subscription for Investment in Limited Partnership Interests
On September 27, 2019, we executed a Subscription Agreement to purchase $50 million of limited partnership interests of CIM UII Onshore, L.P. (“CIM UII Onshore”), which was accepted by the general partner of CIM UII Onshore on September 30, 2019. CIM UII Onshore’s sole purpose is to invest all of its assets in CIM Urban Income Investments, L.P. (“CIM Urban Income”), which is a private institutional fund that acquires, owns and operates substantially stabilized, diversified real estate and real estate-related assets in urban markets primarily located throughout North America. Both CIM UII Onshore and CIM Urban Income were formed by CIM, and CIM controls the general partner of both CIM UII Onshore and CIM Urban Income. As such, our subscription for $50 million of limited partnership interests in CIM UII Onshore was approved by all of our independent directors as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. On March 11, 2020, the general partner of CIM UII Onshore called on the Company’s subscription for $50 million of limited partnership interests in CIM UII Onshore.

Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in CIM Income NAV, Inc. — It may be difficult to reflect, fully and accurately, material events that may impact our daily NAV between valuations” on page 34 of the prospectus.
It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV between valuations.
Since our independent fund accountant’s determination of our monthly NAV per share for each class is based in part on annual estimates of the values of each of our commercial real estate assets, and quarterly estimated values of related liabilities and notes receivable secured by real estate provided periodically by the independent valuation expert in individual appraisal reports in accordance with valuation guidelines approved by our board of directors, our published NAV per share on any given day may not fully reflect any or all changes in value that may have occurred since the most recent valuation. Our advisor reviews appraisal reports and monitors our commercial real estate assets, notes receivable secured by real estate and related real estate liabilities, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our commercial real estate assets, notes receivable secured by real estate or related real estate liabilities between periodic valuations, or to quickly obtain complete information regarding any such events. For example, an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property may cause the value of a commercial real estate asset to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. Additionally, the impact of the outbreak of the novel strain of coronavirus (“COVID-19”) on commercial real estate values may be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak, the success of actions taken to contain or treat the outbreak, and reactions by consumers, companies, governmental entities and capital markets. As a result, the NAV per share may not reflect a material event until such time as sufficient information is made available and can be analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Any resulting disparity may be to the detriment of a purchaser of our shares or a stockholder selling shares pursuant to our share redemption program.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in CIM Income NAV, Inc. — Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results” on page 38 of the prospectus.
Cybersecurity risks and cyber incidents may adversely affect our business in the event we or our advisor, dealer manager, our transfer agent or any other party that provides us with essential services experiences cyber incidents, including system failures, or has a deficiency in cybersecurity that causes a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.
We, as well as our advisor, our dealer manager, our transfer agent and other parties that provide us with services essential to our operations, are vulnerable to service interruptions or damages from any number of sources, including computer viruses, malware, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our tenant and stockholder relationships. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those we have outsourced. We have implemented processes, procedures and internal controls to help mitigate cyber incidents, but these measures do not guarantee that a cyber incident will not occur or that attempted security breaches or disruptions would not be successful or damaging. A cyber incident could materially adversely impact our business, financial condition, results of operations, cash flow, or our ability to satisfy our debt service obligations or to maintain our level of distributions on common stock. There also may be liability for any stolen assets or misappropriated company funds or confidential information. Any material adverse effect experienced by our advisor, our dealer manager, our transfer agent and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — General Risks Related to Real Estate Assets — Adverse economic, regulatory and geographical conditions that have an impact on the real estate market in general may prevent us from being profitable or from realizing growth in the value of our real estate properties” on page 47 of the prospectus.
Adverse economic, regulatory and geographical conditions that have an impact on the real estate market in general may prevent us from being profitable or from realizing growth in the value of our real estate properties, and could have a significant negative impact on us.
We are subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or capital market conditions (including as a result of the COVID-19 outbreak that began in the fourth quarter of 2019);

•
current and future adverse national real estate trends, including increasing vacancy rates, which may negatively impact resale value, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area that will result in changes in market rental rates or occupancy levels;

•	increased competition for real property assets targeted by our investment strategy;

•	bankruptcies, financial difficulties or lease defaults by our tenants;

•	changes in interest rates and availability of financing; and

•	changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws.

The outbreak of COVID-19 that began in the fourth quarter of 2019 has led to an economic slowdown in the United States and could likely lead to a recession. During periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. Such adverse impacts from COVID-19 to the economy generally or to our real estate in particular could negatively impact, among other things, our rental income, the valuation of our real estate, and our ability to raise capital. The extent to which federal, state or local governmental authorities grant rent relief or other relief or enact amnesty programs applicable to our tenants in response to the COVID-19 outbreak will exacerbate the negative impacts that a slow down or recession will have on us. If we cannot operate our properties so as to meet our financial expectations or if we cannot raise adequate capital, because of these or other risks, we may be prevented from being profitable or growing the values of our real estate properties, and our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions to our stockholders may be significantly negatively impacted.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to stockholders.

INAV-SUP-3K